Exhibit 99.1

Amdocs Limited Reports Record Quarterly Revenue of $845M, Up 2.8% YoY

Expects Fiscal 2014 Revenue Growth of 4-8% YoY

Quarterly Cash Dividend to be Raised From $0.13 to $0.155 Per Share, Subject to Shareholder Approval

Key highlights:

•	Signed definitive agreement to acquire Celcite Management Solutions, LLC for approximately $129 million in cash, subject to customary closing conditions. Additional consideration may be paid later based on the achievement of certain performance metrics. Closed acquisition of Actix on September 19, 2013

•	Fourth fiscal quarter revenue of $845 million, within the $830-$860 million guidance range. Foreign currency movements had a negligible effect on revenue relative to the third quarter of fiscal 2013

•	Fourth fiscal quarter non-GAAP operating income of $141 million; non-GAAP operating margin of 16.7%; GAAP operating income of $123 million

•	Fourth fiscal quarter diluted non-GAAP EPS of $0.63, within the $0.60-$0.66 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.54 for the fourth fiscal quarter, within the $0.50-$0.58 guidance range

•	Free cash flow of $205 million for the fourth fiscal quarter

•	Twelve-month backlog of $2.87 billion at the end of the fourth fiscal quarter, up $40 million from the end of the third quarter of fiscal 2013

•	Repurchased $97 million of ordinary shares during the fourth fiscal quarter

•	The board of directors approved a $0.13 per share quarterly cash dividend to be paid on January 17, 2014, and approved an increase in the quarterly cash dividend to $0.155 per share to be paid on April 17, 2014, subject to shareholder approval

•	First quarter fiscal 2014 guidance: Expected revenue of approximately $845-$875 million which includes the consolidation of Actix for the full quarter but does not incorporate any contribution from Celcite as the deal may not close within the quarter. Expected diluted non-GAAP EPS of approximately $0.72-$0.78, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects. Expected diluted GAAP EPS of approximately $0.58-$0.66

•	Fiscal 2014 guidance: Expected revenue growth of 4-8%, which incorporates an organic growth outlook of roughly 2-5% and an aggregate expected contribution from Actix and Celcite of approximately 2-3%. Expected non-GAAP diluted earnings per share growth of roughly 6-9%, which incorporates modest accretion from the combined impact of Actix and Celcite and the impact of anticipated share repurchase activity over the course of the fiscal year

ST. LOUIS – November 5, 2013 – Amdocs Limited (NYSE: DOX) today reported that for its fiscal quarter ended September 30, 2013, revenue was $845.2 million, up 0.5% sequentially from the third fiscal quarter of 2013 and up 2.8% as compared to last year’s fourth fiscal quarter. Net income on a non-GAAP basis was $103.4 million, or $0.63 per diluted share, compared to non-GAAP net income of $115.7 million, or $0.70 per diluted share, in the fourth quarter of fiscal 2012. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $14.4 million, net of related tax effects, in the fourth quarter of fiscal 2013 and excludes such amortization and other acquisition related costs and equity-based compensation expenses of $17.7 million, net of related tax effects, in the fourth quarter of fiscal 2012. The Company’s GAAP net income for the fourth quarter of fiscal 2013 was $89.0 million, or $0.54 per diluted share, compared to GAAP net income of $98.0 million, or $0.60 per diluted share, in the prior fiscal year’s fourth quarter.

“We concluded fiscal 2013 with solid fourth quarter results and delivered full year non-GAAP earnings per share growth at the high end of our guidance issued at the start of the year. In North America, we closed out a strong year as we helped our customers respond to rapidly changing competitive dynamics, particularly in the wireless market. In the emerging markets, the progression of highly complex transformation projects led to strong sequential growth in the fourth quarter and double-digit revenue growth for the full year. While revenue in Europe declined in fiscal 2013 due to the anticipated completion of some transformation programs and a challenging operating environment, sequential trends exhibited stability throughout the year. Furthermore, we demonstrated significant progress with some of the largest service providers in Europe and we are well placed to compete for new opportunities as they arise”, said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “We have continued to secure new project awards which broaden and extend our customer relationships. In Europe, we signed a five year extension to an existing managed services agreement with Elisa, which included an expansion of scope to cover legacy billing and third-party mediation systems. Additionally, Montenegro’s Crnogorski Telekom, an affiliate of Deutsche Telekom, selected Amdocs to consolidate and modernize its Business Support Systems (BSS). In the emerging markets, True Corporation, the only quad-play provider in Thailand, awarded Amdocs a five-year extension to provide ongoing support and development of True’s convergent billing platform.”

Gelman said, “We are continuing to use M&A as a vehicle to execute on our strategy, allocating capital towards companies with leadership positions in new growth markets. Today we signed a definitive agreement to acquire Celcite, a leading provider of network management and self-optimizing network (SON) solutions. Combined with the acquisition of Actix, which closed in the fourth quarter, we are expanding on our existing portfolio of network software to address specific carrier pain points such as network congestion. With these transactions, we expect to leverage Amdocs’ strong reputation for innovation and delivery excellence to expand upon the early successes of Actix and Celcite in the network software optimization marketplace.”

Gelman concluded, “Looking into fiscal 2014, we will continue to closely monitor macro and industry specific risks, including the lingering uncertainties resulting from recent consolidation activity in North America. Overall, we now expect to grow our revenues 4% to 8% in fiscal 2014, reflecting stable growth in our core business and the announced acquisitions that support our long-term strategy. Demonstrating our confidence in the future success of Amdocs, our board has approved an increase in our quarterly cash dividend to $0.155 per share to be paid in April 2014, subject to shareholder approval. This dividend represents a significant increase of 19% over the current dividend rate and further underscores our commitment to enhancing long-term shareholder value.”

Financial Discussion of Fourth Fiscal Quarter Results

Free cash flow was $205 million for the quarter, comprised of cash flow from operations of $232 million less $27 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.87 billion at the end of the fourth quarter of fiscal 2013.

Fiscal Year 2013 Results

For the fiscal year ended September 30, 2013, revenue increased by 3.0% to $3.3 billion. Fiscal 2013 net income on a non-GAAP basis was $476.5 million, or $2.92 per diluted share (excluding amortization of purchased intangible assets and other acquisition related costs, and equity-based compensation expenses of $64.1 million, net of related tax effects), compared to non-GAAP net income of $460.0 million, or $2.71 per diluted share, in fiscal 2012 (excluding amortization of purchased intangible assets and other acquisition related costs, gain on sale of investment and equity-based compensation expenses of $68.6 million, net of related tax effects). The Company’s GAAP net income in fiscal 2013 was $412.4 million, or $2.53 per diluted share, compared to GAAP net income of $391.4 million, or $2.31 per diluted share, in fiscal 2012.

Financial Outlook

Amdocs expects that revenue for the first quarter of fiscal 2014 will be approximately $845-$875 million. Diluted earnings per share on a non-GAAP basis for the first fiscal quarter are expected to be $0.72-$0.78, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the first fiscal quarter will be $0.58-$0.66.

Quarterly Cash Dividend Program

On November 5, 2013, the Board approved the Company’s next quarterly cash dividend payment of $0.13 per share and set December 31, 2013 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 17, 2014. The

Board also approved an increase in the Company’s quarterly cash dividend payment to $0.155, which would be payable on April 17, 2014. The increase in the dividend payment is subject to shareholder approval.

Conference Call Details

Amdocs will host a conference call on November 5, 2013 at 5:00 p.m. Eastern Time to discuss the Company’s fourth fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	gain on sale of investment;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, gain on sale of investment, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control product portfolio with value-driven professional services and managed services operations. With revenue of $3.3 billion in fiscal 2013, Amdocs and its 20,000 employees serve customers in more than 70 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2012 filed on December 11, 2012 and our Form 6-K furnished for the first quarter of fiscal 2013 on February 12, 2013, for the second quarter of fiscal 2013 on May 16, 2013 and for the third quarter of fiscal 2013 on August 12, 2013.

Contact:

Elizabeth W. Grausam McDermon

Vice President, Corporate Strategy and Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenue:
License	$22,180	$23,966	$81,613	$120,443
Service	823,045	798,162	3,264,241	3,126,460

	845,225	822,128	3,345,854	3,246,903
Operating expenses:
Cost of license	763	541	2,602	3,523
Cost of service	545,235	528,998	2,164,450	2,081,945
Research and development	61,264	61,548	240,266	242,063
Selling, general and administrative	105,035	104,814	418,574	424,671
Amortization of purchased intangible assets and other	10,052	12,726	38,410	52,229

	722,349	708,627	2,864,302	2,804,431

Operating income	122,876	113,501	481,552	442,472
Interest and other (expense) income, net	(1,484)	116	(6,075)	(948)

Income before income taxes	121,392	113,617	475,477	441,524
Income taxes	32,438	15,596	63,038	50,153

Net income	$88,954	$98,021	$412,439	$391,371

Basic earnings per share	$0.55	$0.60	$2.56	$2.33

Diluted earnings per share	$0.54	$0.60	$2.53	$2.31

Basic weighted average number of shares outstanding	161,268	163,468	161,330	168,275

Diluted weighted average number of shares outstanding	163,326	164,689	163,118	169,437

Cash dividends declared per share	$0.13	$0.13	$0.52	$0.13

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenue	$845,225	$822,128	$3,345,854	$3,246,903
Non-GAAP operating income	141,367	136,673	560,302	538,130
Non-GAAP net income	103,385	115,684	476,539	459,998
Non-GAAP diluted earnings per share	$0.63	$0.70	$2.92	$2.71
Diluted weighted average number of shares outstanding	163,326	164,689	163,118	169,437

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended September 30, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$763	$—	$—	$—	$763
Cost of service	545,235	—	(3,844)	—	541,391
Research and development	61,264	—	(745)	—	60,519
Selling, general and administrative	105,035	—	(3,850)	—	101,185
Amortization of purchased intangible assets and other	10,052	(10,052)	—	—	—

Total operating expenses	722,349	(10,052)	(8,439)	—	703,858

Operating income	122,876	10,052	8,439	—	141,367

Income taxes	32,438	—	—	4,060	36,498

Net income	$88,954	$10,052	$8,439	$(4,060)	$103,385

	Three months ended September 30, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$541	$—	$—	$—	$541
Cost of service	528,998	—	(5,265)	—	523,733
Research and development	61,548	—	(1,039)	—	60,509
Selling, general and administrative	104,814	—	(4,142)	—	100,672
Amortization of purchased intangible assets and other	12,726	(12,726)	—	—	—

Total operating expenses	708,627	(12,726)	(10,446)	—	685,455

Operating income	113,501	12,726	10,446	—	136,673

Income taxes	15,596	—	—	5,509	21,105

Net income	$98,021	$12,726	$10,446	$(5,509)	$115,684

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Twelve months ended September 30, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$2,602	$—	$—	$—	$2,602
Cost of service	2,164,450	—	(18,284)	—	2,146,166
Research and development	240,266	—	(3,805)	—	236,461
Selling, general and administrative	418,574	—	(18,251)	—	400,323
Amortization of purchased intangible assets and other	38,410	(38,410)	—	—	—

Total operating expenses	2,864,302	(38,410)	(40,340)	—	2,785,552

Operating income	481,552	38,410	40,340	—	560,302

Income taxes	63,038	—	—	14,650	77,688

Net income	$412,439	$38,410	$40,340	$(14,650)	$476,539

	Twelve months ended September 30, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Gain on sale of investment	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$3,523	$—	$—	$—	$—	$3,523
Cost of service	2,081,945	—	(22,641)	—	—	2,059,304
Research and development	242,063	—	(4,320)	—	—	237,743
Selling, general and administrative	424,671	—	(16,468)	—	—	408,203
Amortization of purchased intangible assets and other	52,229	(52,229)	—	—	—	—

Total operating expenses	2,804,431	(52,229)	(43,429)	—	—	2,708,773

Operating income	442,472	52,229	43,429	—	—	538,130

Interest and other expense, net	948	—	—	6,270	—	7,218

Income taxes	50,153	—	—	—	20,761	70,914

Net income	$391,371	$52,229	$43,429	$(6,270)	$(20,761)	$459,998

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	September 30, 2013	September 30, 2012
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,326,380	$1,118,177
Accounts receivable, net, including unbilled of $110,626 and $130,697, respectively	678,219	687,223
Deferred income taxes and taxes receivable	125,880	109,282
Prepaid expenses and other current assets	151,595	126,388

Total current assets	2,282,074	2,041,070
Equipment and leasehold improvements, net	275,544	277,907
Goodwill and other intangible assets, net	1,975,060	1,883,064
Other noncurrent assets	393,135	443,182

Total assets	$4,925,813	$4,645,223

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable, accruals and other	$683,768	$690,823
Short-term financing arrangements	200,000	200,000
Deferred revenue	151,112	145,184
Deferred income taxes and taxes payable	39,376	29,551

Total current liabilities	1,074,256	1,065,558
Other noncurrent liabilities	576,774	546,463
Shareholders’ equity	3,274,783	3,033,202

Total liabilities and shareholders’ equity	$4,925,813	$4,645,223

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Year ended September 30,
	2013	2012
Cash Flow from Operating Activities:
Net income	$412,439	$391,371
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	140,776	159,614
Equity-based compensation expense	40,339	43,429
Deferred income taxes	12,485	(4,857)
Excess tax benefit from equity-based compensation	(366)	(181)
Gain on sale of investment	—	(9,172)
Loss from short-term interest-bearing investments	2,269	3,041
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	29,999	(106,551)
Prepaid expenses and other current assets	(86)	1,601
Other noncurrent assets	29,384	19,734
Accounts payable, accrued expenses and accrued personnel	(4,104)	60,200
Deferred revenue	(15,078)	(55,811)
Income taxes payable	(5,268)	14,305
Other noncurrent liabilities	27,758	(2,654)

Net cash provided by operating activities	670,547	514,069

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(106,724)	(122,053)
Proceeds from sale of short-term interest-bearing investments	311,677	440,145
Purchase of short-term interest-bearing investments	(386,876)	(337,989)
Net cash paid for acquisitions	(112,405)	—
Cash received from sale of investment	—	11,172
Other	(2,801)	(8,564)

Net cash used in investing activities	(297,129)	(17,289)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	200,000
Payments under financing arrangements	(200,000)	(250,000)
Repurchase of shares	(367,061)	(484,608)
Proceeds from employee stock options exercised	213,430	86,674
Payments of dividends	(84,008)	—
Payments under capital lease and other	(745)	(1,059)

Net cash used in financing activities	(238,384)	(448,993)

Net increase in cash and cash equivalents	135,034	47,787
Cash and cash equivalents at beginning of period	879,158	831,371

Cash and cash equivalents at end of period	$1,014,192	$879,158

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
North America	$608.9	$619.2	$601.3	$593.6	$570.4
Europe	101.9	98.0	99.3	99.2	113.1
Rest of World	134.4	124.1	132.3	133.6	138.6

Total Revenue	$845.2	$841.3	$832.9	$826.4	$822.1

	Three months ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Emerging Markets Revenue	$113.8	$101.3	$98.1	$98.2	$99.9

	Three months ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Managed Services Revenue	$414.0	$417.1	$439.8	$429.8	$423.7

	Three months ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Customer Experience Systems	$809.3	$803.2	$789.3	$783.8	$783.1
Directory	35.9	38.1	43.6	42.6	39.0

Total Revenue	$845.2	$841.3	$832.9	$826.4	$822.1

	As of
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
12-Month Backlog	$2,870	$2,830	$2,810	$2,800	$2,790

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